SEWARD & KISSEL LLP ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

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February 10, 2012

Via Edgar

U.S. Securities and Exchange Commission Division of Corporation Finance One Station Place 100 F Street, N.E. Washington, D.C. 20549 Attention:Loan Lauren P. Nguyen Special Counsel

Re:	Euroseas Ltd. Amendment No. 3 to Registration Statement on Form F-3 File No. 333-177014

Dear Ms. Nguyen:

Reference is made to the registration statement on Form F-3 (File No. 333-177014) of Euroseas Ltd. (the "Company") that was filed with the U.S. Securities and Exchange Commission (the "Commission") on EDGAR on September 27, 2011 and amended on November 16, 2011 and January 17, 2012 (as so amended, the "Registration Statement").  By letter dated January 31, 2012, the Staff of the Commission (the "Staff") provided the Company with comments regarding the Registration Statement and the prospectus included therein (the "Third Comment Letter").

In response to the Staff's comments included in the Third Comment Letter, the Company has amended the Registration Statement and filed Amendment No. 3 to the Registration Statement on February 10, 2012 (the "Amended Registration Statement").  The following numbered paragraphs of this letter correspond to the numbered paragraphs of the Second Comment Letter.

General

1.	We note your response to our prior comment 2. Please confirm that Friends is not a broker-dealer nor an affiliate of a broker-dealer.

We hereby confirm on behalf of the Company that Friends Investment Company Inc. is neither a broker-dealer nor an affiliate of a broker-dealer.

Signatures

2.
We note your response to our prior comment 3.  Please revise the signature page for each co-registrant so that the second half of each page is also signed by persons with the indicated capacity either principal accounting office or controller.

The signature page for each co-registrant has been so revised.

The Company thanks the Staff for its close attention to the Registration Statement and looks forward to receipt of any additional comments.

Please feel free to telephone the undersigned at (202) 661-7150 or Lawrence Rutkowski (212) 574-1206 with any questions or comments.

Very truly yours, SEWARD & KISSEL LLP By: /s/ Anthony Tu-Sekine Anthony Tu-Sekine